

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail:
Mr. Chen Jinle
Chief Executive Officer
Matches, Inc.
c/o Suzhou Jinkai Textile Co., Ltd., Yongle Development Zone,
HuangjingTown
Taicang City
Jiangsu Province, China, 215427

> **Re:** **Matches, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 1-34713**

Dear Mr. Jinle:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

Note 1 – Organization and Description of Business, page F-7

1. We note that as of today the 100,948,684 shares due to Golden Stone's shareholders are still pending to be authorized and issued. We also note that the shareholder entitled to the additional shares owns a majority of the outstanding common shares, which entitles the shareholder to approve the amendment or the reverse stock split. In this regard, tell us why you have not taken the appropriate steps to increase the number of authorized shares to cover the pending shares. Further addressing the relevant accounting literature tell us why you believe it is appropriate to record the shares pending to be authorized and issued in your financial statements.

2. We have the following questions in regards to the Agreement Plan of Reorganization. Please tell us:

    -   Whether Hung Tsui Mei was the sole shareholder of Golden Stone on December 10, 2010. If not, please tell us who the other shareholders were and their ownership percentage,
    -   Any relationship between of Hung Tsui Mei and Chen Jinle, and
    -   The rationale for issuing the Call Option to Chen Jinle and the other management members.

3. We note that as a result of various contractual arrangements between Kehui (WFOE) and Suzhou Jinkai (VIE) and its shareholders, you believe that Kehui has the ability to control Jinkai and therefore you are consolidating Jinkai. In this regard, please disclose any substantive kick-out rights of the VIE to unilaterally terminate the contracts. Also disclose how the contract can be terminated and whether Suzhou Jinkai or any of your consolidated entities can force termination (e.g., exit with payment of termination fee) pursuant to ASC 810-10-50-8(a).

Call option agreement, page F-8

4. We note that through the Call Option Agreement Chen Jinle and other several senior management have the option to purchase 100% of the Company's issued and outstanding shares from Hung Tsui Mei at a price of $0.0001 per share for a period of five years upon satisfaction of certain conditions. Based on the Company's financial statements it appears that conditions (2) and (3) have been met. Tell us whether condition (1) has been met.

5. In view of the call option agreement where Chen Jinle and other several senior management can buyout the shareholders of Matches, explain to us in detail why you believe that the Shareholders' proxy agreement assigning the voting rights of Jinkai and subsidiaries to the WFOE is substantive and therefore the consolidation of Jinkai and subsidiaries is appropriate under ASC 810.

Note 8 Long term investment, page F-14

6. Refer to your disclosures in Item 13 on page 39. We note that Zhongxian was organized as a new 55%-owned subsidiary of Jinkai on February 2, 2010. We also note that Zhongxian was organized to provide logistical services to the Company. Further we note that your equity interest in Zhongxian decreased from 55% to 15% due to the transfer in December to Mr. Chen Jinle. Tell us the business rationale for the transfer and the basis for your accounting treatment.

7. You disclosed that you received cash consideration of RMB 6,000,000 ($950,000 USD) from Chen Jinle. Tell us where you reflected the receipt of cash in the Statement of Cash Flows.

8. We note that as one of your suppliers you have been making advances to Zhongxian, which totaled $4.8M and $2.2M at December 31, 2011 and June 30, 2012 respectively. You also disclose in Item 13 on page 39 that Zhongxian had less than $10,000 in operating activity and that its activities were not related to the core of the business of the Company. Based upon your history of making advances to Zhongxian it would appear that Zhongxian relies on you for financing. Please explain and reconcile the related party activity reflected in your audited financial statements with the disclosure about the operations of Zhongxian in Item 13.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director